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                             August 13, 2021

       Eric T. Greager
       Chief Executive Officer
       Bonanza Creek Energy, Inc.
       410 17th Street, Suite 1400
       Denver, CO 80202

                                                        Re: Bonanza Creek
Energy, Inc.
                                                            Registration
Statement on Form S-4
                                                            Filed July 14, 2021
                                                            File No. 333-257882

       Dear Mr. Greager:

              We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

       Registration Statement on Form S-4 Filed July 14, 2021

       Unaudited Pro Forma Condensed Combined Financial Statements, page 230

   1. In footnotes 4(o), 5(m) and 6(m) you state the pro forma adjustments related to income tax expense are based upon
a blended federal and state effective statutory tax rate of 24.5%.
                                                        Please revise to
clarify how the blended rate is calculated.
       Note 6. Crestone Peak Preliminary Acquisition Accounting and Pro Forma Adjustments
       Crestone Peak Pro Forma Adjustments, page 261

   2. We note adjustments 6(k) and 6(l) reduce pro forma interest expense for amounts related to the Crestone Peak
credit facility which will be paid down as a result of the merger. We also understand that
you will incur $250 million of new debt under your credit facility to fund the pay down
and that you have increased your pro forma interest expense by $0.5
 Eric T. Greager
FirstName  LastNameEric   T. Greager
Bonanza Creek   Energy, Inc.
Comapany
August  13, NameBonanza
            2021          Creek Energy, Inc.
August
Page 2 13, 2021 Page 2
FirstName LastName
         million and $1.9 million for the interim and year end periods respectively. Please tell us how you determined the pro forma interest adjustments related to the funds drawn on your credit facility providing details sufficient to understand the interest rates applied and the amounts and underlying reasons for any interest capitalized.
3. Your disclosure of adjustments 6(k) and 6(l) indicate that they predominantly relate to the elimination of historical interest expense related to the Crestone Peak credit facility.
         However, we note that a significant portion of the interest expense recorded in Crestone
         Peak's financial statements for the year ended December 31, 2020 and the three months ended March 31, 2021, relate to related party notes issued to CPPIB Crestone Peak
         Resources Canada Inc. Please revise the narrative disclosure in your footnotes or tell us how your current description of the adjustment is consistent with the disclosures in the
         Crestone financial statements.
Annex J: Information About Crestone Peak
Oil and Gas Data
Proved Reserves, page J-2

4. Please expand the information provided in Annex J to include the disclosures required in
         Items 1203(b), 1203(c) and 1203(d) of Regulation S-K relating to
Crestone Peak   s proved
         undeveloped reserves as of December 31, 2020 and include the information required in
         Item 1205 of Regulation S-K relating to the drilling and other exploratory and development activities that occurred in each of the last three fiscal years.
Notes to the Consolidated Financial Statements
Note 22. Supplemental Oil and Gas Information (Unaudited), page K-35

5. The discussion of the changes that occurred in total proved reserves presented on pages K-
         36 and K-37 indicates that the line item entry representing revisions in the previous estimates of reserves is the result of an aggregation of the changes relating to several separate and unrelated factors, e.g. commodity prices, the capital cost environment, proved undeveloped pad reconfigurations, rig schedule, and certain working interests for the year ended December 31, 2020; commodity prices, the removal of certain proved undeveloped locations after down spacing test results, and the reduction of non-operated reserves related to changes in operator plans for the year ended December 31, 2019; plug and abandoned wells with higher risk profiles and type curve revisions for the year ended
         December 31, 2018.

         Please expand the disclosure to reconcile the overall change in the line item by separately identifying and quantifying the net amount attributable to each factor so that the change in net reserves between periods is fully explained. In particular, disclosure relating to revisions in previous estimates should identify such underlying factors as changes caused by commodity prices and/or costs, interests, well performance, improved recovery, unsuccessful and/or uneconomic proved undeveloped locations or changes resulting from
 Eric T. Greager
Bonanza Creek Energy, Inc.
August 13, 2021
Page 3
         the removal of proved undeveloped locations due to changes in a previously adopted development plan. Refer to FASB ASC 932-235-50-5.

         This comment also applies to the disclosure of the changes due to revisions of the previous estimates of proved undeveloped reserves for the year ended December 31, 2020.
         Refer to Item 1203(b) of Regulation S-K.
6. Please expand the tabular presentation of proved developed and proved undeveloped reserves by individual product type presented on page K-37 to additionally provide the net quantities at the beginning of the initial period shown in the reserves reconciliation, e.g.
         December 31, 2017. Refer to FASB ASC 932-235-50-4.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

        For questions regarding comments on engineering matters, you may contact John
Hodgin, Petroleum Engineer, at (202) 551-3699. You may contact Myra Moosariparambil at
(202) 551-3796 or Craig Arakawa at (202) 551-3650 if you have questions regarding comments on the financial statements and related matters. Please contact Irene Barberena-Meissner at
(202) 551-6548 or Lauren Nguyen at (202) 551-3642 with any other questions.




FirstName LastNameEric T. Greager                              Sincerely,
Comapany NameBonanza Creek Energy, Inc.
                                                               Division of
Corporation Finance
August 13, 2021 Page 3                                         Office of Energy
& Transportation
FirstName LastName